Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 25-16

Drilling Continues at Silver North’s Flagship Haldane Silver Property, Yukon

•Six holes completed to date at the Main Fault target.

•Program goal is to delineate down-dip and strike potential of the 2024 Main Fault discovery where three stacked high grade silver bearing veins were intersected within a structural zone that returned 28.36m (true width) of 130 g/t silver, 0.09 g/t gold, 0.55 % lead and 0.52% zinc.

Vancouver, BC, October 16, 2025 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) provides an update on the ongoing 2025 exploration program at the Company’s flagship Haldane Silver Property in the historic Keno Hill Silver District, Yukon. To date, six holes (totaling 1,300 metres) have been completed at the Main Fault target. Of these, five holes have been sampled and sent for analysis, with one in progress. The road-accessible 8,579 hectare Haldane Property is located 25 km west of Keno City, YT, adjacent to Hecla Mining’s producing Keno Hill Silver Mine property, and hosts numerous occurrences of silver-lead-zinc-bearing quartz siderite veins as seen elsewhere in the district.

“As we outlined before the start of the program at Haldane, the focus of the 2025 program is to expand upon the discovery made at the Main Fault last year,” stated Jason Weber, P.Geo., President and CEO of Silver North. “We have successfully tested the strike extension on sections to the northeast as well as to the southwest. We have yet to receive analytical results from the initial holes but expect to have the first set of results in early November.”

The 2025 diamond drilling program is targeting expansion of Keno-style silver lead-zinc mineralization at the newly identified Main Fault target, a wide zone with at least three high grade silver veins identified to date. Holes HLD24-29 and -30 intersected high grade mineralization such as 1.83m (true width) of 1,088 g/t silver, 3.90 g/t gold, 1.89% lead and 0.63% zinc  as well as wider zones of silver mineralization including 5.8 m (true width) 365 g/t silver, 0.23 g/t gold, 1.80 % lead and 1.37 % zinc (refer to Silver North’s news release dated November 14th, 2024). The first hole of the program (HLD25-31) tested the continuity of mineralization approximately 80 m further down dip of the 2024 intersections. The remaining holes are testing mineralization on sections approximately 50 and 100 metres southwest and 50 metres northeast of the discovery section to test the strike and depth continuity of mineralization.

Silver North has engaged Paycore Diamond Drilling as the drill contractor for the program and Hardline Exploration Services Ltd, to provide staffing, technical and camp support. The program is expected to be completed in early November.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim Silver Project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release and approved the news release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.